BIM Homes, Inc.

3136 Mission Gorge Road, Suite 111

San Diego, California  92120

July 28, 2015

Russell Mancuso

Branch Chief

U.S. Securities & Exchange Commission

Washington, DC  20549

Re:

BIM Homes, Inc.

Amendment No. 1 to Registration Statement on Form 10

Filed June 26, 2015

File No. 001-37462

Dear Mr. Mancuso:

In response to your letter dated July 20, 2015, we reply below using your comment numbers.

1.

Our disclosure has been amended under Item 1 to include a discussion of the JOBS Act.

2.

The 12(b) tag was an error on the part of our Edgarizer which is being cured with the filing of this Amendment Number 2.

3.

Our disclosure has been amended under Item 1 to reflect the fact that the referenced quotation was from the Disclosure Statement on the Plan of Reorganization, not the Plan of Reorganization itself. We do not have specific information concerning the efforts of the other former Subsidiaries or the Reorganized Debtor.

4.

Our disclosure has been amended under Item 1 to include a discussion of the development of our business.

5.

Our filing includes Revised and Amended Bylaws deleting this provision.

6.

We have concluded that Rule 419 is not applicable and our disclosure has been amended to omit reference to it.

7.

Our disclosure has been amended under Item 5 to provide further information on the background of our officers.

8.

Mr. Masters is not an affiliate of any of the other Subsidiaries or of the Reorganized Debtor.

9.

Our disclosure has been amended under Item 6 concerning executive compensation.

10.

Our disclosure has been amended under Item 9 to remove discussion of NASDAQ listing and to state that it is highly unlikely that the shares will trade other than OTC in the foreseeable future.

11.

Our disclosure has been amended under Item 9 (b) to discuss Rule 144(i) and restrictions placed on certain shares. The administrative lenders have converted all of their debt. No debt remains outstanding.

12.

Our disclosure has been amended under Item 11 to discuss reduction of warrant exercise prices and cashless conversion provisions.

13.

Our disclosure has been amended at several points to correct the warrant expiration date which is August 30, 2016.

The Company further acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Daniel Masters

Daniel Masters

President of BIM Homes, Inc.